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                           The Independent BankersBank

                                 www.tibsite.com

April 17, 2001

David Gaddis
President
FVNB Corp.
101 South Main, Suite 508
Victoria, TX 77901-8142

Re: Loan Commitment

Dear Mr. Gaddis:

In accordance with your request and subject to all the terms and conditions of this letter, we are pleased to advise you that TIB The Independent BankersBank ("TIB") hereby offers to make available to FVNB Corp. (the "Borrower") a loan in the amount of up to $8,000,000.00 (the "Loan") subject to the limitations set forth in this letter. It is contemplated that the Loan will be repaid over a period not to exceed five (5) years, through a promissory note due and payable on demand, or if no demand is sooner made, five (5) years from the date of such note. Accrued interest on the Loan shall be due and payable on demand, or if not sooner demanded, quarterly. The outstanding principal balance of the Loan will be due and payable on demand, or if not sooner demanded, in annual installments of principal equal to the amounts indicated in the year set forth in the following schedule:

Year One                                     $1,600,000.00
Year Two                                     $1,600,000.00
Year Three                                   $1,600,000.00
Year Four                                    $1,600,000.00
Year Five                                    $1,600,000.00

In addition to the conditions set forth above, this commitment will be subject to acceptable review of the respective financial conditions of First Victoria National Bank of Victoria, Texas and Citizens Bank of Texas, N.A. of New Waverly. Texas by TIB, prior approval by the Director's Loan Committee of TIB, acceptable review of the external loan reviews of First Victoria National Bank of Victoria, Texas and Citizens Bank of Texas, N.A. of New Waverly, Texas by TIB The Independent BankersBank Service Company (TIBSCO) and execution and delivery of documentation evidencing the loan satisfactory to TIB in its sole discretion.

Your obligations will be evidenced and governed by the provisions of a comprehensive loan agreement and collateral documentation in form and substance and containing representations, warranties, and covenants satisfactory to TIB. Such loan agreement will also require continuing financial reporting on Borrower, First Victoria National Bank of Victoria, Texas and Citizens Bank of Texas, N.A, of New Waverly, Texas to TIB.

                350 Phelps Court, Suite 200, Irving, Texas 75038
                    P.O. BOX 560528, DALLAS, TEXAS 75356-0528
             HOUSTON OFFICE - 870 HIGHWAY SOUTH, SUITE 203, HOUSTON,
                           TEXAS 77079, 281/879-8630
     SAN ANTONIO OFFICE - 11650 HIGHWAY 1-10 WEST, SUITE 280, SAN ANTONIO,
                           TEXAS 78230, 210/897-0602

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TIB's collateral for the loan shall include 100% of the issued and outstanding shares of Stock in First Victoria National Bank of Victoria, Texas and all stock dividends occurring after the date of the Loan, and all other products and proceeds of the stock, which stock shall at all times constitute not less than 100% of the issued and outstanding shares of common capital stock of First Victoria National Bank of Victoria, Texas.

The rate of interest that will be charged on the outstanding principal balance of the Loan will be equal to the lesser of (a) a floating rate equal to the Wall Street Journal Prime Rate (the "PRIME Rate") minus 0.5%, or (b) the maximum rate of interest permitted by applicable law as the same exists from day to day during the term of the Loan (the "Maximum Rate"). The PRIME Rate shall be the rate of interest per annum then most recently announced publicly by the Wall Street Journal as its PRIME Rate, which rate shall be calculated on the basis of actual days elapsed over a year consisting of 360 days. In the event the PRIME Rate ever exceeds the Maximum Rate, thereby causing the interest on the Loan to be limited to the Maximum Rate, then any subsequent reduction in the PRIME Rate will not reduce the rate of interest on the Loan below the Maximum Rate until the aggregate amount of interest accrued on the Loan equals the aggregate amount of interest which would have accrued on the Loan if the PRIME Rate had at all times been in effect. All past due principal and interest shall bear interest at the Maximum Rate.

All out of pocket expenses and costs (including reasonable attorneys' fees) incurred by TIB in connection with the preparation and negotiation of this commitment letter and all documents executed or delivered in connection with the Loan will be paid for by Borrower upon demand, regardless of whether the transaction contemplated hereby is closed.

Please be advised that to our knowledge this commitment for the Loan is on terms and conditions similar to other loans secured by bank stock. There is no agreement or understanding of any kind between TIB, Borrower, First Victoria National Bank of Victoria, Texas and Citizens Bank of Texas, N.A, of New Waverly, Texas regarding the maintenance of correspondent or compensating balances; no such balances arc required as a condition for entering into or maintaining the Loan.

By acceptance of this letter, you acknowledge that upon further investigation and analysis by us and our legal counsel, information of which we are not now aware may be revealed and/or certain impediments to closing may come to our attention. While our mutual efforts will be directed towards the closing of this transaction, we may require that the transaction be restructured or otherwise modified. As the lender, we are the sole judge of what is an impediment to closing and whether the impediment is so serious as to preclude closing. If loan is not closed and fully funded by September 30, 2001 then this commitment terminates.

This letter embodies the final, entire agreement of Borrower and TIB with respect to the subject matter hereof and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof. This letter is intended by Borrower and TIB as a final and complete expression of the terms hereof, and no course of dealing between Borrower and TIB, no course of performance, no trade practices, and no evidence of prior, contemporaneous or subsequent oral agreements or discussions or other extrinsic evidence of any nature shall be used to contradict, vary, supplement or modify any term of this letter. There are no oral agreements between Borrower and T1B.

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If the foregoing is acceptable to you, please sign a copy of this letter and return it to the undersigned by 5:00 p.m. Irving, Texas, time on or before May 15, 2001. If a signed copy of this letter is not received by TM by such time, the commitment of TIB herein, subject to the limitations set forth above, shall terminate.

Sincerely,

TIB THE INDEPENDENT BANKERSBANK


By: /s/ G. BART GRIFFITH
    ------------------------------
    G. Bart Griffith
    Vice President

Agreed and accepted this ___ day of ________________, 2001.

FVNB CORP.


By:
    ------------------------------
    David Gaddis
    President

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